Richard B. Aftanas To Call Writer Directly: (212) 446-4722 richard.aftanas@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

August 3, 2017

VIA COURIER AND EDGAR

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Micro Focus International plc Draft No. 3 to Registration Statement on Form F-4 Confidentially Submitted July 17, 2017 CIK No. 0001359711

Dear Ms. Jacobs:

On behalf of our client Micro Focus International plc, a public limited company incorporated in England and Wales (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, the Company will file with the Securities and Exchange Commission (the “Commission”), on August 3, 2017, the Registration Statement on Form F-4 of the Company (the “Registration Statement”), which was originally confidentially submitted to the Commission on April 25, 2017, as amended by Draft No. 2 to the Registration Statement on Form F-4 of the Company, confidentially submitted on June 6, 2017, and by Draft No. 3 to the Registration Statement on Form F-4 of the Company, confidentially submitted on July 17, 2017 (the “Draft Registration Statement”).

The Registration Statement reflects certain revisions to the Registration Statement in response to the comment letter, dated July 31, 2017, from the staff of the Commission (the “Staff”).  In addition, the Registration Statement updates certain other disclosures contained in the Registration Statement.  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses.  Page numbers in the Company’s responses correspond to page numbers in the Registration Statement.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

August 3, 2017

Micro Focus International plc Audited Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

1.
Staff’s comment:  Please tell us your basis for classifying Repayment of bank borrowings on the acquisitions in investing activities in fiscal 2017 while in financing activities in fiscal 2015. Tell us how your presentation complies with IAS 7.

Response: The Company acknowledges the Staff’s comment and respectfully advises as follows. In connection with the acquisitions of The Attachmate Group (“TAG”) and Serena Software Inc. (“Serena”) for the years ended April 30, 2015 and 2017, respectively, the Company immediately repaid amounts relating to existing bank borrowings of the acquired businesses. In evaluating the presentation and classification of these transactions under IAS 7 Cash flow statements, the Company considered the terms of the repayment provisions in the original debt agreements of the acquired businesses, the timing of the repayments and the terms of the acquisition agreements.

With each of the acquirees’ existing debt agreements the administrative agents or the lenders required repayment of borrowings on change in control. In each acquisition the amounts outstanding under the acquirees’ existing debt agreements were repaid on the date that control of respective acquirees passed to the Company and as such management has concluded that repayments are related to the acquisitions.  The repayment of Serena’s borrowings in fiscal 2017 has been classified as an investing outflow pursuant to paragraph 39 of IAS 7 as it represented a cash flow arising from obtaining control of the Serena business. The repayment of TAG’s borrowings in fiscal 2015 has been revised to classify it in investing from financing to conform with paragraph 39 of IAS 7 as it similarly represented a cash outflow arising from obtaining control of the TAG business.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-6 of the Registration Statement where the Company has revised the classification of repayment of bank borrowings on acquisitions in fiscal 2015 from financing to investing.

August 3, 2017

Notes to the Consolidated Financial Statements

2.  Significant Accounting Policies

F.  Exceptional Items, page F-11

2.
Staff’s comment:  We note your disclosure that your accounting policy for identifying exceptional items “ensur[es] consistent treatment between favorable and unfavorable transactions impacting revenue, income and expense.” Please expand your accounting policy to clarify, if true, that it also ensures consistent application from period to period. Refer to IAS 8.13.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 129 of the Registration Statement where we have made the following edit:

Exceptional items are those significant items which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. Management of the Group first evaluates group strategic projects such as acquisitions, divestitures and integration activities, company tax restructuring and other one off events such as restructuring programs. In determining whether an event or transaction is exceptional, management of the Group considers quantitative and qualitative factors such as its expected size, precedent for similar items and the commercial context for the particular transaction, while ensuring consistent treatment between favourable and unfavourable transactions impacting revenue, income and expense for all periods presented. Examples of transactions which may be considered of an exceptional nature include major restructuring programmes, cost of acquisitions or the cost of integrating acquired businesses.

*  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4722 or David Curtiss at (212) 446-5974.

Sincerely,

/s/ Richard B. Aftanas, P.C.

Richard B. Aftanas, P.C.

cc:
Mike Phillips
Micro Focus International plc

Stephen Murdoch
Micro Focus International plc

David A. Curtiss
Kirkland & Ellis LLP

Rishi Varma
Hewlett Packard Enterprise Company

Benjamin M. Roth
Raaj S. Narayan
Wachtell, Lipton, Rosen & Katz